Overview of Updates – January 2025

- Schedule A – Principals updated on "Form A Sch A re Q18" tab:
  - Jonathan Britton removed as a principal
  - Form A Tab 1, Q18: Updated to 16
- Exhibit 99.36 (7-R Information):
  - NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.